Exhibit 99.1

Cenovus appoints Alex Pourbaix as new President & CEO

Calgary, Alberta (October 30, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced the appointment of Alex Pourbaix as President & Chief Executive Officer and member of the Board of Directors. Pourbaix will start the role on November 6. He replaces Brian Ferguson, who announced earlier this year that he will be retiring from that position after 33 years with Cenovus and its predecessor companies. Ferguson’s last day as President & Chief Executive Officer will be November 2.

“On behalf of the Board, I am pleased to welcome Alex to the Cenovus team. He has an impressive track record of value creation and a reputation as an outstanding leader who inspires and empowers teams to succeed while demanding accountability and results,” said Patrick Daniel, Cenovus Board Chair. “We also want to thank Brian for the commitment and leadership he’s shown in building Cenovus and laying the foundation for a strong future. We wish him well in his retirement.”

Pourbaix spent the past 27 years in a variety of leadership roles with TransCanada Corporation and its affiliates until he retired from that company in May of this year. In his most recent role as Chief Operating Officer, he was responsible for the profitability and growth of TransCanada’s commercial businesses, including leadership of major commercial initiatives such as the development of the company’s power and oil pipeline businesses and responsibility for all of the company’s operations, development and construction activities. His experience spans corporate strategy, mergers, acquisitions and divestitures, trading and marketing, and stakeholder relations.

“I’m excited to be joining Cenovus. Given the quality of its assets and people, I believe there is an excellent opportunity to create significant value and realize the full potential of this great Canadian company,” said Pourbaix. “I look forward to working with the Cenovus team to deliver on the near-term commitment to reduce debt while continuing to focus on maximizing the value of the oil sands and Deep Basin assets, with the goal of increasing shareholder returns.”

Alex earned a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta. He is active in the community, having sat on the boards of numerous local charities and has worked for many years as a dedicated volunteer for the United Way. Alex serves on the Board of Trican Well Service Ltd. and is past Board Chair for the Canadian Energy Pipeline Association.

Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release is identified by words such as “opportunity”, “forward”, “focus”, “potential”, “goal”, “strategy”, “target”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the date on which Mr. Pourbaix will commence employment with Cenovus; opportunity for value creation and realization of potential; management’s intention to continue to focus on maximizing value of the oil sands and Deep Basin assets; the company’s debt reduction strategy; and the goal of increasing shareholder returns.

Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Assumptions, risk factors and uncertainties on which the forward-looking information is based and that could cause Cenovus’s actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in Cenovus’s current guidance, Cenovus’s Second Quarter Report for the period ended June 30, 2017, and the company’s Annual Information Form (AIF) and Form 40-F for the period ended December 31, 2016 (each available at cenovus.com). The lists of assumptions, risks and uncertainties identified in these documents are not to be considered exhaustive and are made as at the date hereof. These or other events or circumstances could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Note to editors: A photo accompanying this announcement is available at

http://www.globenewswire.com/NewsRoom/AttachmentNg/c3820baf-9466-4c1a-b887-ad1ac0adac86

CENOVUS CONTACTS: Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Brett Harris Manager, External Communications 403-766-3420 Media Relations general line 403-766-7751